MATERIAL CHANGE REPORT

1.

Reporting Issuer

Full name of the Issuer:

Miranda Gold Corp.  (“Miranda” or the “Company”)

The address of the principal office in Canada of the reporting issuer is as follows:

Unit 1 – 15782 Marine Drive

White Rock, British Columbia
V4B 1E6

PHONE: (604) 536-2711

2.

Date of Material Change

May 17, 2007

3.

Press Release

The date and place(s) of issuance of the press release are as follows:

May 17, 2007

The Press Release was released to the TSX Venture Exchange being the only exchange upon which the shares of the Company are listed, and through various other approved public media.

4.

Summary of Material Change(s):

Miranda Gold Corp. ("Miranda") (TSX-V: MAD) announced that it has entered into a joint venture with White Bear Resources, Inc. ("White Bear") whereby White Bear may earn a joint venture interest in the Angel Wing property.  The Angel Wing Project area covers 2.8 square miles (7.3 square kilometers) consisting of 87 unpatented lode mining claims and is located in the Goose Creek Mountains approximately 30 miles north of Montello, Nevada.

5.

Full Description of Material Change

On May 17, 2007 Miranda entered into an exploration agreement with White Bear which requires that White Bear fund $2,000,000 in exploration activities over a five-year period in order for White Bear to earn a 60% interest in the Angel Wing property. The first year’s $300,000 is an obligation that will include exploration expenditures as well as payments to maintain the underlying mineral lease.  Thereafter, minimum escalating work expenditures are required in the following four years. As a provision of maintaining its 60% interest, White Bear must continue funding exploration until a positive feasibility study has been completed, at which time White Bear will have elected to earn a 70% interest in the property. On receipt of regulatory approval, White Bear will issue 100,000 common shares of White Bear to Miranda and pay Miranda $30,000.

Initial Earn-in

White Bear will spend $2 million in project work expenditures from the date of the agreement over a period of five years and a schedule of the minimum expenditures is as follows.  The Year 1 expenditures are an obligation.

Date	Annual Expenditures	Cumulative Expenditures
Year 1	$300,000	$300,000
Year 2	$300,000	$600,000
Year 3	$400,000	$1,000,000
Year 4	$500,000	$1,500,000
Year 5	$500,000	$2,000,000

Upon completion of expenditures of $2,000,000 White Bear will have earned a 60% interest in the Project and the parties will continue as joint venture partners.  White Bear may accelerate its expenditures to earn its interest at an earlier date.  Excess expenditures in any given year will be carried forward to the next year.

White Bear will pay 100% of all costs until they have earned a 60% interest thereafter the costs will be pro-rated to the respective interests in the project.

Additional Earn-in

At any time within 90 days following completion of the initial earn-in, White Bear will have the option to elect to earn a further 10% interest in the project (total 70%) by preparing and bearing the costs of preparation of a positive feasibility study to acceptable industry standards.  White Bear will have five years to complete the feasibility study and during this period will be obligated to spend $1 million or more each year, including all costs of maintaining the properties.

Should White Bear elect not to complete a feasibility study but retain a 60% interest in the project, as a condition of the continued effectiveness of the joint venture White Bear must expend $500,000 on the property each year.  For each cumulative $1 million White Bear will earn an additional 1% in the joint venture to a maximum of an additional 10%.  When White Bear has incurred additional expenditures in the cumulative amount of $10,000,000, the parties’ participating interests will be White Bear 70%, Miranda 30%.  If White Bear does not expend the required $1 million annually it shall be deemed to have elected to withdraw from the joint venture, the joint venture will be terminated and the property will revert to Miranda without White Bear retaining any interest.

On completion of the additional earn-in requirements standard straight line dilution shall apply.

Should either party’s interest fall below five percent (5%) through dilution it will automatically revert to a 1.0% NSR Overriding Royalty and that party will have no further interest in the leasehold or joint venture.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

Not Applicable

8.

Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Doris Meyer, Chief Financial Officer and

Corporate Secretary
Unit 1- 15782 Marine Drive

White Rock, British Columbia
V4B 1E6

PHONE:  (604) 536-2711

9.

Date of Report

DATED at White Rock, British Columbia this 18th day of May 2007.

“Doris Meyer”

Doris Meyer, Chief Financial Officer and Corporate Secretary